                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                          DATA BROADCASTING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $ .01 per share.
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   237596101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Hoffman
                                c/o Pearson Inc.
                     1330 Avenue of the Americas, 7th Floor
                            New York, New York 10019
                                 (212) 641-2421
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                               Anne E. Gold, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                February 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 23 Pages)


--------

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No. 237596101                                Page   2   of   23   Pages
         -----------                                    -----    ------



1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PEARSON PLC            EIN:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     ENGLAND & WALES
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                      SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                     0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                     SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                                Page   3   of   23   Pages
         -----------                                    -----    ------



1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PEARSON OVERSEAS HOLDINGS LTD.       EIN:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     ENGLAND & WALES
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                      SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                     0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                     SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                                Page   4   of   23   Pages
         -----------                                    -----    ------



1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PEARSON NETHERLANDS BV            EIN:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NETHERLANDS
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                      SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                     0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                     SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                                Page   5   of   23   Pages
         -----------                                    -----    ------



1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PEARSON AG            EIN:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     SWITZERLAND
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                      SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                     0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                     SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                                Page   6   of   23    Pages
         -----------                                    -----    ------



1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PEARSON INC.            EIN: 51-0261654
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                      SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                     0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                     SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                                Page   7   of   23   Pages
         -----------                                    -----    ------



1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PEARSON HOLDINGS INC.            EIN: 52-2119613
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                      SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                     0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                     SEE ITEM 5 OF ATTACHED SCHEDULE
                        --------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                                Page   8   of   23   Pages
         -----------                                    -----    ------



1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PEARSON LONGMAN, INC.            EIN: 13-2971110
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                      56,424,056
                        --------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                     0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                     56,424,056
                        --------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     56,424,056
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     61.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                                Page  9   of    23   Pages
         -----------                                    -----    ------



1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     INTERACTIVE DATA CORPORATION       EIN: 13-2784145
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                      0
                        --------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                     0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                     0
                        --------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER

        This Amendment No. 1 ("Amendment No.1") to the Statement on Schedule 13D originally filed on November 24, 1999 (the "Original Statement" and, as so amended, the "Statement"), with respect to the common stock, par value $.01 per share ("Common Stock"), of Data Broadcasting Corporation, a Delaware corporation (the "Company"), amends and restates Items 2, 3, 4, 5, 6, and 7 of the Statement. The principal executive office of the Company is 22 Crosby Drive, Bedford, Massachusetts 01730. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Original Statement.


ITEM 2.     IDENTITY AND BACKGROUND

        Item 2 as set forth in the Statement is amended and restated to read in its entirety as follows:

        (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the "Commission"): (i) Pearson plc, a corporation organized under the laws of England & Wales ("Pearson"); (ii) Pearson Overseas Holdings Ltd., a corporation organized under the laws of England & Wales ("Pearson Overseas"); (iii) Pearson Netherlands BV, a corporation organized under the laws of the Netherlands ("Pearson Netherlands"); (iv) Pearson AG, a corporation organized under the laws of Switzerland ("Pearson AG"); (v) Pearson Inc., a corporation organized under the laws of Delaware ("Pearson Inc."); (vi) Pearson Holdings Inc., a corporation organized under the laws of Delaware ("Pearson Holdings"); and (vii) Pearson Longman, Inc., a corporation organized under the laws of Delaware ("Pearson Longman" and, collectively with Pearson, Pearson Overseas, Pearson Netherlands, Pearson AG, Pearson Inc., and Pearson Holdings, the "Reporting Persons").

        Pearson is an international media company which is the majority stockholder of Pearson Overseas. Pearson Overseas is an investment holding company which owns 100% of Pearson Netherlands. Pearson Netherlands is a holding company which owns 100% of Pearson AG. Pearson AG is a holding company which is the majority stockholder of Pearson Inc. Pearson Inc. is a holding company which owns 100% of Pearson Holdings. Pearson Holdings is a holding company which owns 100% of Pearson Longman. Pearson Longman is a holding company which, subsequent to the Merger (as defined below), owns approximately 61% of the Company. Interactive Data Corporation, a corporation organized under the laws of Delaware ("Interactive"), a reporting person on the filing of the Original Statement, is owned 100% by the Company subsequent to the Merger.

        (b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Statement.

        (c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Statement.

        (d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 as set forth in the Statement is amended and restated to read in its entirety as follows:

        See response to Item 4 regarding the Merger.

ITEM 4.     PURPOSES OF TRANSACTIONS

        Item 4 as set forth in the Statement is amended and restated to read in its entirety as follows:

        On November 14, 1999, the Company, Pearson Longman, Detective Merger-Sub, Inc., a wholly-owned subsidiary of the Company (the "Merger-Sub"), and Interactive entered into the Agreement and Plan of Merger (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 10,
2000, the "Merger Agreement"), a copy of which has been filed as an exhibit hereto. The Merger Agreement provided, among other things, for the merger of Merger-Sub with and into Interactive (the "Merger"), with Interactive to be the surviving corporation and a wholly-owned subsidiary of the Company following the Merger. Upon the effectiveness of the Merger (the "Effective Time"), each issued and outstanding share of capital stock of Merger-Sub was converted into and became one fully paid and non-assessable share of common stock of Interactive. Further, upon the Merger, the issued and outstanding shares of capital stock of Interactive were converted into 56,423,949 shares of the Company which, when added to the 107 additional shares of the Company owned by Pearson Longman, resulted in the ownership by Pearson Longman, the previous owner of 100% of Interactive, of approximately 61% of the Company.

         Pursuant to the Merger Agreement, the Company agreed (i) to cause the shares of Common Stock to be received by Pearson Longman in the Merger to be approved for listing on the NASDAQ National Market, (ii) if necessary, to promptly make an appropriate filing with the National Association of Securities Dealers, Inc. regarding the change of control of DBC Securities, Inc. and to file any required notices with, and obtain any required approvals from, state securities regulators in connection with such change of control and (iii) to increase the size of the board of directors of the Company to consist of ten directors, including (A) Allan R. Tessler, Alan J. Hirschfield and Carl Spielvogel and (B) seven directors designated by Pearson Longman. Messrs. Robert Berkley, Stuart Clark, John Fallon, Donald Greenberg, Stephen Hill, Philip Hoffman and John Makinson were designated by Pearson Longman to serve as members of the board of directors of the Company.

        In connection with the Merger, the Company filed an Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 75,000,000 shares to 200,000,000 shares.

        In connection with the execution of the Merger Agreement, Interactive entered into a Voting and Standstill Agreement with each of Alan J. Hirschfield Living Trust and AFT/FGT Family Partners and Tessler Family Limited Partnership, stockholders of the Company. These Voting and Standstill Agreements terminated upon the Effective Time.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

        Item 5 as set forth in the Statement is amended and restated to read in its entirety as follows:

        (a) Subsequent to the Merger, Pearson Longman for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 56,424,056 shares of Common Stock, representing approximately 61.7% of the issued and outstanding shares of Common Stock. Pearson, Pearson Overseas, Pearson Netherlands, Pearson AG, Pearson Inc. and Pearson Holdings, which are affiliates of Pearson Longman, may be deemed to beneficially own the shares indirectly as a result of their control relationship with Pearson Longman. Any such beneficial ownership would represent the same sole voting and dispositive power exercised by Pearson Longman over the shares. Each of the Reporting Persons other than Pearson Longman disclaims beneficial ownership of the shares.

        (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 8 hereto which relate to shares of Common
Stock beneficially owned are incorporated herein by reference.

        (c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule B.

        (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Pearson Longman.

        (e)    Not applicable

        Except as described in this response to Item 5, none of the persons listed on Schedule B beneficially own any shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 as set forth in the Statement is amended and restated in its entirety as follows:

        As a condition to Interactive entering into the Merger Agreement, the Company and Pearson Longman entered into a Registration Rights Agreement (the "Registration Rights Agreement"). A summary of certain provisions contained in the Registration Rights Agreement is set forth below.

        a) DEMAND REGISTRATION. At any time, if Pearson Longman so requests, the Company must file and use its best efforts to effect, within 60 days of such request, the registration of all Common Stock which Pearson Longman requests to be registered and included in such registration. With the approval of the Company, which approval shall not be unreasonably withheld, Pearson Longman may distribute the Registrable Securities (as defined therein) by means of an underwriting, but priority will be given to Pearson Longman if the underwriter determines that market factors require a limitation on the number of shares to be sold. The Company is obligated to effect only three (3) such registrations for Pearson Longman; HOWEVER, a registration shall not be deemed effective unless a registration statement in respect thereof shall have been declared effective by the Securities and Exchange Commission and remains effective for 120 days or such earlier time until all Registerable Securities registered under the registration statement have been sold ( or withdrawn from the registration at the request of Pearson Longman). The Company may defer filing for a period of not more than 120 days upon the delivery of a certificate by the Company to Pearson Longman stating that it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed.

        b) PIGGY-BACK REGISTRATION. If the Company proposes to register any of its securities in connection with the public offering of such securities, the Company must provide all holders of Registrable Securities with written notice thereof at least 30 days prior to filing any registration statement. Upon the written request of any such holder given within 20 days after the receipt of such notice, the Company will use its best efforts to register all the shares of Common Stock that such holder requests to be registered; PROVIDED, HOWEVER, that the shares which the Company proposes to sell will be given priority over the shares of Common Stock owned by Pearson Longman if the underwriter determines that market factors require a limitation on the number of shares to be sold.

        c) FORM S-3 REGISTRATION. At any time, if Pearson Longman requests that the Company effect a registration on Form S-3, the Company must file and use its best efforts to effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of Pearson Longman's Registrable Securities as are specified in such request.

        d) PAYMENT OF EXPENSES. All expenses incurred in connection with a registration pursuant to Sections 1.2, 1.3, and 1.4 of the Registration Rights Agreement, including without limitation all registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for the selling Holders to be selected by Pearson Longman (but excluding underwriters' discounts and commissions), shall be borne by the Company. Each Holder participating in a registration pursuant to the Registration Rights Agreement shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering.

        As a condition to the execution of the Merger Agreement by Interactive and Pearson Longman, the Company and Interactive entered into an Option Agreement, dated as of November 14, 1999 (the "Option Agreement"). The Option Agreement terminated upon the Effective Time.

        See the response to Item 4 regarding the Merger Agreement and Voting and Standstill Agreements.

        Except for the agreements described in the response to Item 4 and this
Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule B hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

        A copy of each of the Merger Agreement, Amendment No. 1 to Agreement and Plan of Merger and the Registration Rights Agreement have been filed as exhibits hereto and are incorporated herein by reference.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

        The following materials are filed as Exhibits to this Statement:

        Exhibit A: Agreement and Plan of Merger, dated as of November 14, 1999, between Data Broadcasting Corporation, Detective Merger-Sub, Inc., Pearson Longman, Inc. and Interactive Data Corporation.*

        Exhibit B: Amendment No. 1 to Agreement and Plan of Merger, dated as of January 10, 2000, among Data Broadcasting Corporation, Pearson Longman, Inc., Detective Merger-Sub, Inc. and Interactive Data Corporation.

        Exhibit C: Registration Rights Agreement, dated as of February 29, 2000, between Data Broadcasting Corporation and Pearson Longman, Inc.

        The following agreements, filed as Exhibits to the Original Statement, terminated upon the

Effective Time and are removed as Exhibits to the Statement:

        Option Agreement, dated as of November 14, 1999, by and between Data Broadcasting Corporation and Interactive Data Corporation (previously Exhibit
B).

        Voting and Standstill Agreement, dated as of November 14, 1999, by and between Interactive Data Corporation and Alan J. Hirschfield Living Trust (previously Exhibit C).

        Voting and Standstill Agreement, dated as of November 14, 1999, by and between Interactive Data Corporation and AFT/FGT Family Partners Ltd and Tessler Family Limited Partnership (previously Exhibit D).





------------------------------

*  Previously Filed

                                    SIGNATURE


        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2000


                                   Pearson plc


                                   By: /s/ Julia M. Casson
                                       -----------------------------------
                                       Name:  Julia M. Casson
                                       Title: Secretary


                                   Pearson Overseas Holdings Ltd.


                                   By: /s/ J. E. Gomm
                                       -----------------------------------
                                       Name:  J. E. Gomm
                                       Title: Secretary


                                   Pearson Netherlands BV


                                   By: /s/ D. H. Colville
                                       -----------------------------------
                                       Name:  D. H. Colville
                                       Title: Director


                                   Pearson AG


                                   By: /s/ Peter Gill
                                       -----------------------------------
                                       Name:  Peter Gill
                                       Title: Director/Chairman

                                   Pearson Inc.


                                   By: /s/ Philip Hoffman
                                       -----------------------------------
                                       Name:  Philip Hoffman
                                       Title: President


                                   Pearson Holdings Inc.


                                   By: /s/ Philip Hoffman
                                       -----------------------------------
                                       Name:  Philip Hoffman
                                       Title: President


                                   Pearson Longman, Inc.


                                   By: /s/ William Lincoln
                                       -----------------------------------
                                       Name:  William Lincoln
                                       Title: President


                                   Interactive Data Corporation


                                   By: /s/ Stuart Clark
                                       -----------------------------------
                                       Name:  Stuart Clark
                                       Title: President

                                                                      SCHEDULE A
                                                                      ----------



NAME OF REPORTING PERSON                     ADDRESS OF THE PRINCIPAL OFFICE
Pearson                                      3 Burlington Gardens, London W1X 1LE, England

Pearson Overseas                             3 Burlington Gardens, London W1X 1LE, England

Pearson Netherlands                          Media Centre, 4th Floor, Room 405, Sumatralaan
                                             45, 1217 GP Hilversum, The Netherlands

Pearson AG                                   Chollerstrasse 37, CH-6301 Zug, Switzerland

Pearson Inc.                                 1330 Avenue of the Americas, 7th Floor, New
                                             York, New York  10019

Pearson Holdings                             1330 Avenue of the Americas, 7th Floor, New
                                             York, New York  10019

Pearson Longman                              c/o Headland Digital Media, Inc., 444 Spear Street,
                                             San Francisco, California  94105

                                                                      SCHEDULE B
                                                                      ----------

                                   PEARSON PLC

 Name                        Position                      Principal Occupation/Business Address
---------------------------------------------------------------------------------------------------------------------------
Lord Stevenson               Chairman                      Director/Cloaca Maxima, 2nd Floor, 68 Pall Mall, London
                                                           SW1Y SES

Marjorie M. Scardino         Chief Executive               Director/Pearson plc, 3 Burlington Gardens, London W1X
                                                           1LE

David C. M. Bell             Executive Director            Director/Pearson plc, 3 Burlington Gardens, London W1X
                                                           1LE

John C. Makinson             Finance Director              Finance Director/Pearson plc, 3 Burlington Gardens,
                                                           London W1X 1LE

Lord Burns                   Non-Executive Director        Member of House of Lords/13 North Avenue, London W13
                                                           8AP

Gill M. Lewis                Non-Executive Director        Managing Partner/Heidrick & Struggles, 100 Picaddilly,
                                                           London  W1V 9FN

Reuben Mark                  Non-Executive Director        Chairman and Chief Executive Officer/Colgate-Palmolive
                                                           Co, 300 Park Avenue, New York, NY  10022-7499

Vernon L. Sankey             Non-Executive Director        Director/67 Alma Road, Windsor, Berkshire SL4 3HD

Julia M. Casson              Secretary                     Secretary/Pearson plc, 3 Burlington Gardens, London
                                                           W1X 1LE

                         PEARSON OVERSEAS HOLDINGS LTD.

Name                        Position                         Principal Occupation/Business Address
---------------------------------------------------------------------------------------------------------------------------
David H. Colville           Director                         Chartered Accountant/Pearson plc, 3 Burlington
                                                             Gardens,  London  W1X 1LE

John C. Makinson            Director                         Finance Director/Pearson plc, 3 Burlington Gardens,
                                                             London W1X 1LE

Peter R. Gill               Director                         Director, Financial Operations/Pearson plc, 3 Burlington
                                                             Gardens,  London  W1X 1LE

J.E. Gomm                   Secretary                        Secretary/Pearson plc, 3 Burlington Gardens,  London
                                                             W1X 1LE

Marjorie M. Scardino        Director                         Director/Pearson plc, 3 Burlington Gardens,  London
                                                             W1X 1LE

Alan C. Miller              Director                         Accountant/Pearson plc, 3 Burlington Gardens,  London
                                                             W1X 1LE





                               PEARSON NETHERLANDS

Name                          Position                         Principal Occupation/Business Address
---------------------------------------------------------------------------------------------------------------------------
George F. Nicolai             Director                         Director/MeesPierson Trust, Aert van Nesstraat 45, P.O.
                                                               Box 548, 3000 AM  Rotterdam

Jan Francis van der Drift     Director                         Businessman/Leeteinde 20-22, 1151 AK Broek in
                                                               Waterland, Holland

Matthieu van Sint Truiden     Director                         Attorney/Nauta Dutilh, Postbus 7113, 1007 JC
                                                               Amsterdam

David H. Colville             Director                         Group Tax Director/Pearson plc, 3 Burlington Gardens,
                                                               London W1X 1LE

                                   PEARSON AG

Name                       Position                         Principal Occupation/Business Address
---------------------------------------------------------------------------------------------------------------------------
Peter R. Gill              Chairman                         Director, Financial Operations/Pearson plc, 3 Burlington
                                                            Gardens, London W1X 1KE

Josef Grand                Vice - Chairman                  Certified Public Accountant/Bundtacherstrasse 35, 8127
                                                            Forch, Switzerland

Martin Frey                Member                           Attorney/Baker & McKenzie, Zollikerstrasse 225,
                                                            Postfach 57, 8034 Zurich

Philip J. Hoffman          Member                           President/Pearson Inc., 1330 Avenue of the Americas,
                                                            7th Floor, NY 10019



                                  PEARSON INC.


Name                       Position                         Principal Occupation/Business Address
---------------------------------------------------------------------------------------------------------------------------
Philip J. Hoffman          Director, President              President/Pearson Inc., 1330 Avenue of the Americas,
                                                            7th Floor, New York, NY  10019

Randall Keller             Director, Executive Vice         Head of Human Resource Dept./Pearson Inc., 1330
                           President - Human                Avenue of the Americas, 7th Floor, New York, NY
                           Resources                        10019

John C. Makinson           Director                         Finance Director/Pearson plc, 3 Burlington Gardens,
                                                            London W1X 1LE

Thomas Wharton             Director, Vice President of      Vice President of Taxation/Pearson Inc., 1330 Avenue of
                           Taxation, Secretary              the Americas, 7th Floor, New York, NY  10019

Mike Fortini               Vice President                   Vice President of Finance/Pearson Inc., 1330 Avenue of
                                                            the Americas, 7th Floor, New York, NY  10019

Shaheda Sayed              Assistant Secretary              Director of Taxation/Pearson Inc., 1330 Avenue of the
                                                            Americas, 7th Floor, New York, NY  10019

Ken Lockhart               Vice President of Real           Vice President of Real Estate/Pearson Inc., 1330 Avenue
                           Estate                           of the Americas, 7th Floor, New York, NY  10019

Dick Koplitz               Vice President of Global         Vice President of Global Purchasing/Pearson Inc., 1330
                           Purchasing                       Avenue of the Americas, 7th Floor, New York, NY  10019

Susan Costomiris           Controller                       Controller/Pearson Inc., 1330 Avenue of the Americas,
                                                            7th Floor, New York, NY  10019

                              PEARSON HOLDINGS INC.



Name                    Position                       Principal Occupation/Business Address
---------------------------------------------------------------------------------------------------------------------------
Philip J. Hoffman          Director, President               President/Pearson Inc., 1330 Avenue of the Americas,
                                                             7th Floor, New York, NY 10019

Randall Keller             Director, Vice President -        Head of Human Resource Dept./Pearson Inc., 1330
                           Human Resources                   Avenue of the Americas, 7th Floor, New York, NY
                                                             10019

John C. Makinson           Director, Treasurer               Finance Director/Pearson plc, 3 Burlington Gardens,
                                                             London W1X 1LE

Thomas Wharton             Director, Vice President -        Vice President of Taxation/Pearson Inc., 1330 Avenue
                           Finance, Secretary                of the Americas, 7th Floor, New York, NY  10019

Arieh Flemenbaum           Assistant Secretary               Attorney/Cowan & Minetz, 180 N. LaSalle St., Suite
                                                             1922, Chicago, IL  60601





                              PEARSON LONGMAN, INC.


Name                    Position                      Principal Occupation/Business Address
----------------------- ----------------------------  ------------------------------------------------------
William Lincoln            President                        Vice President of Operations at Pearson Television North
                                                            America/2700 Colorado Ave., Suite 450, Santa Monica,
                                                            CA  90404

Mark Nieker                Treasurer                        President of Headland Digital Media, Inc./444 Spear
                                                            Street,  San Francisco, CA  94105

William Cowan              Assistant Secretary              Attorney/Cowan & Minetz, 180 N. LaSalle St., Suite
                                                            1922, Chicago, IL 60601

                                  EXHIBIT INDEX

         The following materials are filed as Exhibits to this Statement:

         Exhibit A: Agreement and Plan of Merger, dated as of November 14, 1999, between Data Broadcasting Corporation, Detective Merger-Sub, Inc., Pearson Longman, Inc. and Interactive Data Corporation.*

         Exhibit B: Amendment No. 1 to Agreement and Plan of Merger, dated as of January 10, 2000, among Data Broadcasting Corporation, Pearson Longman, Inc., Detective Merger-Sub, Inc. and Interactive Data Corporation.

         Exhibit C: Registration Rights Agreement, dated as of February 29, 2000, between Data Broadcasting Corporation and Pearson Longman, Inc.

         The following agreements, filed as Exhibits to the Original Statement, terminated upon the Effective Time and are removed as Exhibits to the Statement:

         Option Agreement, dated as of November 14, 1999, by and between Data Broadcasting Corporation and Interactive Data Corporation (previously Exhibit
B).

         Voting and Standstill Agreement, dated as of November 14, 1999, by and between Interactive Data Corporation and Alan J. Hirschfield Living Trust (previously Exhibit C).

         Voting and Standstill Agreement, dated as of November 14, 1999, by and between Interactive Data Corporation and AFT/FGT Family Partners Ltd and Tessler Family Limited Partnership (previously Exhibit D).



------------------------------

*  Previously Filed